UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.    General Identifying Information     ARK FUNDS

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)



2. Name of fund: ARK Funds. Ark Funds is a series trust consisting of the following series/portfolios:

      Money Market Portfolios
      U.S. Treasury Money Market Portfolio
      U.S. Government Money Market Portfolio
      Money Market Portfolio
      Pennsylvania Tax-Free Money Market Portfolio
      Tax-Free Money Market Portfolio
      U.S. Government Cash Management Portfolio
      U.S. Treasury Cash Management Portfolio
      Prime Cash Management Portfolio
      Tax-Free Cash Management Portfolio


      Bond Portfolios
      Short-Term Treasury Portfolio
      Short-Term Bond Portfolio
      Maryland Tax-Free Portfolio
      Pennsylvania Tax-Free Portfolio
      Intermediate Fixed Income Portfolio
      U.S. Government Bond Portfolio
      Income Portfolio
      Balanced Portfolio


      Equity Portfolios
      Equity Income Portfolio
      Value Equity Portfolio
      Equity Index Portfolio
      Blue Chip Equity Portfolio
      Capital Growth Portfolio
      Mid-Cap Equity Portfolio
      Small-Cap Equity Portfolio
      International Equity Portfolio
      Emerging Markets Equity Portfolio

      Social Portfolios
      Social Issues Intermediate Fixed Income Portfolio
      Social Issues Blue Chip Equity Portfolio
      Social Issues Capital Growth Portfolio
      Social Issues Small-Cap Equity Portfolio



3.   Securities and Exchange Commission File No.: 811-07310



4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [  ]  Initial Application           [ x ] Amendment



5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 25 South Charles Street, Baltimore, MD 21201

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Diane Palmer                        Thomas R. Rus
            ReedSmith LLP                       MTB Investment Advisors, Inc.
            Federated Investors Tower           100 East Pratt Street
            1001 Liberty Avenue                 17th Floor
            12th Floor                          Baltimore MD 21202
            Pittsburgh  PA 15222                410-986-5723
            412-288-6812



7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Requests for records can be made to Thomas R. Rus, Fund Secretary, MTB Investment Advisors, Inc., 100 East Pratt Street, 17th Floor, Baltimore, Maryland, 21202, phone number 410-986-5723. The Registrant maintains the records required by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 inclusive thereunder at its principal office located at 25 South Charles Street, Baltimore, MD 21201, as noted in its Registration Statement. Certain records, including records relating to the Registrant's shareholders, may be maintained pursuant to Rule 31a-3 at the offices of the Registrant's investment adviser, Allied Investment Advisors, Inc. (now renamed MTB Investment Advisors, Inc.), located at 100 E. Pratt Street, Baltimore, MD 21202, phone number 410-986-5600; its sub-advisers, AIB Investment Managers Limited, located at AIB Investment House, Percy Place, Dublin 4, Ireland phone number, 1.011.3531.661.7077 and Govett Investment Managers Limited, located at Shackleton House, 4 Battle Bridge Lane, London SE1 HR, England phone number, 1.011.44.207.378.7979; and its transfer agent, Allfirst Trust Company, N.A., located at 25 South Charles Street, Baltimore, MD 21201, phone number 410-545-2777. Certain records relating to the physical possession of the Registrant's securities may be maintained at the offices of the Registrant's custodian, Allfirst Trust Company, N.A., located at 25 S. Charles Street, Baltimore, MD 21201. On June 13, 2003, Allfirst Trust Company, N.A. merged into Manufacturers & Traders Trust Company, ("M&T Bank"). NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.



8.   Classification of fund (check only one):

      [x]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

      [x]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Allied Investment Advisors, Inc.
      (now renamed MTB Investment Advisors, Inc.)
      (Advisor)
      100 E. Pratt Street , 17th Floor
      Baltimore MD 21202

      AIB Investment Managers Limited
      (Subadvisor)
      AIB Investment House
      Percy Place
      Dublin 4, Ireland



      Govett Investment Managers Limited
      (Subadvisor)
      Shackleton House
      4 Battle Bridge Lane
      London, SE1 HR, England

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Ark Funds Distributors, Inc.              SEI Investment Co.
      Two Portland Square                       One Freedom Valley Drive
      Portland ME 04101                         Oaks PA 19456

13.  If the fund is a unit investment trust ("UIT") provide: N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place: March 27, 2003

      If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      August 14, 2003

      If No, explain:

II.   Distributions to Shareholders



16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

(a) If Yes, list the date(s) on which the fund made those distributions: Prior to the closing date of the reorganization each portfolio of the Ark Funds distributed substantially all of its net income and capital gains to shareholders of record in accordance with an Agreement and Plan of
     Reorganization identified in the response to Item 26(b). The reorganizations took place in two phases on two dates: at the close of business on August 15 and 22, 2003. All distributions were reinvested in shares of the corresponding portfolio unless the shareholder previously elected to receive distributions in cash.

Forum Accounting Services, LLC
Notice of Capital Gain Distributions
August 12, 2003

RE:  ARK Funds

     Please be advised that the following Funds have declared Capital Gains on 08/12/03, to shareholders of record as of 08/11/03. Transfer Agency payable date is 08/12/03. Fund Accounting payable date is 08/13/03. Reinvestments would be made at the respective Fund's 08/12/03 closing NAV.


-----------------------------------------------------------------------------------------------------------------------
Name                        Class    TA #     CUSIP        Ticker       Short Term   Long Term   Long-long   Total
                                                                                                 Term        LT/LLT
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Short-Term Treasury         A        780      040711723    ASTTX        0.000570     0.046560    -           0.046560
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Short-Term Treasury         Instit   779      040711715    ASTIX        0.000570     0.046560    -           0.046560
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Government Bond          A        456      040711467    AUSRX        0.007470     -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Government Bond          Instit   438      040711475    MVIGX        0.007470     -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio  A        782      040711699    ARBCX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio  B        445      040711426    ABEBX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio  Instit   781      040711681    ARBIX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
International Equity        A        471      040711491    AISRX        -            -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
International Equity        Instit   457      040711517    MVIEX        -            -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Emerging Mkts Equity        A        1884     040711186    GIEMX        -            -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Social Issues Capital       Instit   1973     040711145    ASIIX        -            -           -           -
Growth
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Social Issues Small-Cap     Instit   1971     040711137    ASISX        -            -           -           -
Equity
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Social Issues Blue Chip     Instit   1972     040711152    ASBIX        -            -           -           -
Equity
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Treasury Money Mkt       A        778      040711830    AKRXX        -            -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Treasury Money Mkt       Instit   765      040711707    AKTXX        -            -           -           -
Portfolio
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Treasury Money Mkt       Instit   766      040711780    ARMXX        -            -           -           -
Portfolio                   II
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio      A        768      040711863    ARKXX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio      B        441      040711459    ARBXX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio      Instit   767      040711400    AKMXX        -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Money Market Portfolio      Instit   769      040711764    AKIXX        -            -           -           -
                            II
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Treasury Cash Management Corp II  1893     040711251                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Treasury Cash Management Corp III 1897     040711269                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Government Cash          Corp II  1894     040711285                 -            -           -           -
Management
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
US Government Cash          Corp III 1898     040711293                 -            -           -           -
Management
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Prime Cash Management       Corp     1891     040711319                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Prime Cash Management       Corp II  1895     040711327                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Prime Cash Management       Corp III 1899     040711335                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Tax-Free Cash Management    Corp III 1900     040711368                 -            -           -           -
-----------------------------------------------------------------------------------------------------------------------


Forum Accounting Services
Notice of Net Investment Income
August 12, 2003
To:  Recipients of the daily prices for the ARK Funds:

Please be advised that the following funds have declared Net Investment Income on 08/12/03, to shareholders of record as of 08/11/03. Transfer Agency payable date is 08/12/03. Fund Accounting payable date is 08/13/03. Reinvestments will be made at the respective Fund's closing NAV for 08/12/03.

-----------------------------------------------------------------------------------------------------------
Name                           Class        TA #            CUSIP            Ticker          NII
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Short-Term Treasury Portfolio  A            780             040711723        ASTTX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Short-Term Treasury Portfolio  Instit       779             040711715        ASTIX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Bond Portfolio   A            456             040711467        AUSRX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Bond Portfolio   Instit       438             040711475        MVIGX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio     A            782             040711699        ARBCX           0.011040
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio     B            445             040711426        ABEBX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Blue Chip Equity Portfolio     Instit       781             040711681        ARBIX           0.019830
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
International Equity Portfolio A            471             040711491        AISRX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
International Equity Portfolio Instit       457             040711517        MVIEX           0.018830
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Emerging Mkts Equity Portfolio A            1884            040711186        GIEMX           0.038950
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Social Issues Capital Growth   Instit       1973            040711145        ASIIX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Social Issues Small-Cap Equity Instit       1971            040711137        ASISX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Social Issues Blue Chip Equity Instit       1972            040711152        ASBIX           0.009370
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Treasury Money Mkt          A            778             040711830        AKRXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Treasury Money Mkt          Instit       765             040711707        AKTXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Treasury Money Mkt          Instit II    766             040711780        ARMXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Money Market Portfolio         A            768             040711863        ARKXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Money Market Portfolio         B            441             040711459        ARBXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Money Market Portfolio         Instit       767             040711400        AKMXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Money Market Portfolio         Instit II    769             040711764        AKIXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Treasury Cash Management    Corp II      1893            040711251                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Treasury Cash Management    Corp III     1897            040711269                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Cash Management  Corp II      1894            040711285                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Cash Management  Corp III     1898            040711293                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Prime Cash Management          Corp         1891            040711319                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Prime Cash Management          Corp II      1895            040711327                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Prime Cash Management          Corp III     1899            040711335                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Tax-Free Cash Management       Corp III     1900            040711368                        -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Money Mkt        A            856             040711848        AGAXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Money Mkt        Instit       763             040711608        AKGXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
US Government Money Mkt        Instit II    764             040711772        AIIXX           -
Portfolio
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Tax-Free Money Mkt Portfolio   A            761             040711855        ATFXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Tax-Free Money Mkt Portfolio   Instit       760             040711509        AKXXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Tax-Free Money Mkt Portfolio   Instit II    762             040711756        AFIXX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Pennsylvania Tax-Free Money    Instit       1886            040711236        ARPXX           -
Mkt
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Pennsylvania Tax-Free Money    Instit II    1888            040711228        ARAXX           -
Mkt
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Social Issues Intermediate     Instit       1970            040711160        ASFIX           -
Fixed
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Value Equity Portfolio         A            859             040711525        AVERX           0.010470
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Value Equity Portfolio         B            447             040711418        AVEBX           -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Value Equity Portfolio         Instit       596             040711533        MVEFX           0.017200
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Intermediate Fixed Income      Instit       792             040711640        ARIFX           -
Portfolio
-----------------------------------------------------------------------------------------------------------





      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only: N/A
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:   N/A
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

     Shareholders of each acquired portfolio of Ark Funds received shares of an acquiring portfolio of Vision Group of Funds (see Item 26) in exchange for all the assets and liabilities of the acquired portfolio. Shares of the acquiring portfolio were distributed pro rata to shareholders of the acquired portfolio.

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration




22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation: None of the expenses of the reorganization were borne by the Funds, but were borne by M&T Bank (see response to Item 7 above for defined terms and further description of relationship of parties) in accordance with sections 4.1(o) and 4.2(m) of the Reorganization Agreement as filed on Form N-14 file nos. 333-105310 / 811-05514, filed 05/16/2003, and amended
     05/23/2003, 06/13/2003 (pre-effective no.2), and 09/05/2003 (post-effective amendment no. 1). ARK Funds is an investment company for which Allied Investment Advisors, Inc. (now named MTB Investment Advisors, Inc.) served as investment advisor. MTB Investment Advisors, Inc. is the current investment adviser to MTB Group of Funds, into which various series of ARK Funds were reorganized. MTB Investment Advisors, Inc. is a wholly owned subsidiary of M&T Bank, which in turn is owned by M&T Bank Corporation, a publicly traded company.


            (i)   Legal expenses:  $130,000

            (ii)  Accounting expenses: $0

            (iii) Other expenses (list and identify separately): $0

            (iv)  Total expenses (sum of lines (i)-(iii) above): $130,000

      (b)   How were those expenses allocated? N/A

      (c)   Who paid those expenses? See above.

(d)   How did the fund pay for unamortized expenses (if any)? N/A



23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [ X ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26. (a) State the name of the fund surviving the Merger: MTB Group of Funds (formerly Vision Group of Funds).

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-05514

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Form N-14 file nos. 333-105310 / 811-05514, filed 05/16/2003, and amended 05/23/2003, 06/13/2003 (pre-effective no.2), and 09/05/2003 (post-effective amendment no. 1).

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ARK Funds, (ii) he is the Secretary of ARK Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    (Signature)

                                    /s/ Thomas R. Rus
                                    Thomas R. Rus

Dated: October 22, 2003